(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

TSX - AMEX: RLO	www.regalitocopper.com

Grant Thornton LLP

Chartered Accountants

Management Consultants

Report of Independent Registered Chartered Accountants

To the Shareholders of Regalito Copper Corp. (formerly Lumina Copper Corp.)

We have audited the consolidated balance sheets of Regalito Copper Corp. (formerly “Lumina Copper Corp.”) (A Development Stage Enterprise), as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003, and for the cumulative period from inception (October 3, 2001) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in Canada.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 and for the cumulative period from inception (October 3, 2001) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

Independent Registered

February 27, 2006 except as to Note 15,

  Chartered Accountants

    which is as at March 13, 2006

Comment by Independent Registered Chartered Accountants for US Readers on Canada – US Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 14(b) to the financial statements or when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated February 27, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles nor permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the change is properly accounted for and the events and conditions are adequately disclosed in the financial statements.

Vancouver, Canada

Independent Registered

February 27, 2006 except as to Note 15,

Chartered Accountants

     which is as at March 13, 2006

P.O. Box 11177, Royal Centre

Suite 2800

1055 West Georgia Street

Vancouver, BC  V6E 4N3

T  (604) 687-2711

F  (604) 685-6569

E  Vancouver@GrantThornton.ca

W  www.GrantThornton.ca

Canadian Member of Grant Thornton International

REGALITO COPPER CORP. (formerly Lumina Copper Corp.) (A Development Stage Enterprise) CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2004

	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,374,477	$1,092,038
Cash, exploration funds (Note 12)	-	2,135,000
Receivables	84,941	17,449
Prepaid expenses	53,512	42,480

TOTAL CURRENT ASSETS	1,512,930	3,286,967

PROPERTY AND EQUIPMENT (Note 3)	101,901	58,697

MINERAL PROPERTIES (Note 4)	16,702,048	17,324,715

TOTAL ASSETS	$18,316,879	$20,670,379

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$134,639	$321,633
Accrued liabilities	514,064	182,470

TOTAL LIABILITIES	648,703	504,103

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	24,263,820	24,476,047

CONTRIBUTED SURPLUS (Note 7)	1,540,116	2,279,541

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(8,135,760)	(6,589,312)

TOTAL SHAREHOLDERS’ EQUITY	17,668,176	20,166,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,316,879	$20,670,379

Nature of operations and going concern (Note 1)

Subsequent event (Note 15)

APPROVED BY THE DIRECTORS
“Anthony Floyd”
Director
“Ross Beaty”
Director

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly Lumina Copper Corp.) (A Development Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2005	For the Year Ended December 31, 2005		For the Year Ended December 31, 2004	For the Year Ended December 31, 2003

GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation (Note 6(e))	$5,242,730	$657,645	-	$677,630	$582,387
Investor relations and promotion	797,362	313,693	-	349,227	134,442
Office and administration	435,818	194,195	-	136,355	103,576
Management and consulting services	509,201	169,535	-	190,167	149,499
Regulatory and transfer agent fees	379,072	122,179	-	183,850	67,393
Audit and accounting	410,080	98,930	-	166,322	124,828
Legal	294,197	53,807		132,007	101,401
Corporate development	172,483	46,426	-	107,313	18,744
Amortization	43,820	25,826	-	12,416	5,578

	8,284,763	1,682,236		1,955,287	1,287,848

OTHER INCOME (EXPENSE)
Interest income	206,602	80,235	-	80,226	46,141
Interest expense	(36,061)	-		-	(36,061)
Mineral property written-off	(49,491)	-	-	-	(49,491)
Property investigations	(51,616)	(890)	-	(36,658)	(14,068)
Foreign exchange gain (loss)	(97,028)	(120,154)		(64,184)	84,753
Reorganization (Note 1)	(498,698)	(498,698)		-	-
Flow-through share taxes	(84,765)	(84,765)		-	-

	(611,057)	(624,272)	-	(20,616)	31,274

NET LOSS BEFORE FUTURE INCOME TAXES	(8,895,820)	(2,306,508)		(1,975,903)	(1,256,574)

FUTURE INCOME TAX RECOVERY (Note 12)	760,060	760,060		-	-

NET LOSS	(8,135,760)	(1,546,448)		(1,975,903)	(1,256,574)

DEFICIT, BEGINNING OF PERIOD	-	(6,589,312)	-	(4,613,409)	(3,356,835)

DEFICIT, END OF PERIOD	$(8,135,760)	$(8,135,760)		$(6,589,312)	$(4,613,409)

BASIC AND DILUTED LOSS PER SHARE	-	$(0.08)		$(0.16)	$(0.21)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	-	20,519,129		12,122,890	6,057,876

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly Lumina Copper Corp.) (A Development Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2005	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(8,135,760)	$(1,546,448)	$(1,975,903)	$(1,256,574)
Items not involving cash:
Amortization	43,819	25,826	12,416	5,578
Stock-based compensation	5,242,730	657,645	677,630	582,387
Mineral property written-off	49,491	-	-	49,491
Future income tax recoveries	(760,060)	(760,060)	-	-
Net changes in non-cash working capital items:
Receivables	(163,389)	(164,212)	34,517	(33,694)
Prepaid expenses	(77,496)	(35,016)	(38,628)	(3,852)
Accounts payable	(835)	(107,288)	22,214	84,239
Accrued liabilities	129,507	(52,962)	139,470	8,000

	(3,671,993)	(1,982,515)	(1,128,284)	(564,425)

FINANCING ACTIVITIES
Due to related parties	-	-	-	(267,223)
Shares and warrants issued for cash, net of issue costs	36,694,861	19,301,211	11,996,109	2,952,138
Mineral property purchase obligations	(584,798)	-	(382,338)	(202,460)

	36,110,063	19,301,211	11,613,771	2,482,455

INVESTING ACTIVITIES
Cash and other assets sold pursuant to reorganization (Note 1)	(8,476,689)	(8,476,689)	-	-
Cash acquired on reverse take-over with CRS, net of acquisition costs (Note 1)	349,338	-	-	349,338
Deferred acquisition costs	(9,000)	-	-	-
Purchase of equipment	(175,729)	(97,590)	(33,749)	(44,390)
Expenditures on mineral properties	(22,691,332)	(10,596,978)	(10,694,072)	(1,026,608)
Cash, exploration funds (Note 12)	-	2,135,000	(2,135,000)	-

	(31,003,412)	(17,036,257)	(12,862,821)	(721,660)

FOREIGN EXCHANGE	(60,181)	-	-	(60,181)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,374,477	282,439	(2,377,334)	1,136,189

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	1,092,038	3,469,372	2,333,183

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,374,477	$1,374,477	$1,092,038	$3,469,372

Supplemental cash flow information (Note 10)

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly Lumina Copper Corp.) (A Development Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Development Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1
Net loss for the period from inception to December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)
Common stock issued for cash and past services at $0.75 per share	4,460,000	3,345,000	-	3,345,000
Common stock issued for cash and future services valued at $0.75 per share	600,000	6,000	-	6,000
Recognition of compensation expense on shares issued by CRS in 2002	-	24,667	-	24,667
Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000
Common stock issued as finder’s fee	112,500	-	-	-
Shares subscribed	600,000	600,000	-	600,000
Professional fees	-	(20,199)	-	(20,199)
Net loss for the year ended December 31, 2002	-	-	(3,356,101)	(3,356,101)

Balance, December 31, 2002	8,187,501	6,370,469	(3,356,835)	3,013,634

Acquisition of 100% of the outstanding common shares of CRS	-	333,780	-	333,780
Share capital of Lumina Copper Corp. at May 22, 2003	768,700	-	-	-
Common shares issued for cash at $1 per share (net of issue costs)	500,000	470,575	-	470,575
Common shares issued on exercise of options	10,000	16,500	-	16,500
Fair value of options exercised	-	7,805	-	7,805
Common shares issued on exercise of warrants	1,223,375	1,865,063	-	1,865,063
Fair value of warrants exercised	-	104,602	-	104,602
Common shares issued for mineral property payments	681,875	2,426,000	-	2,426,000
Recognition of compensation expense on shares issued by CRS in 2002	-	148,000	-	148,000
Employee options cancelled	-	-	-	10,485
Stock based compensation on unexercised vested options	-	-	-	436,097
Fair value of unexercised warrants	-	-	-	1,072,220
Net loss for the year ended December 31, 2003			(1,256,574)	(1,256,574)

Balance, December 31, 2003	11,371,451	11,742,794	(4,613,409)	8,648,187

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly Lumina Copper Corp.) (A Development Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Development Stage	Equity (Deficiency)

Common shares issued for cash pursuant to private placements	2,380,200	10,125,372	-	10,125,372
Common shares issued on exercise of options	75,533	120,800	-	120,800
Fair value of options exercised	-	40,144	-	40,144
Common shares issued on exercise of warrants	1,166,625	1,749,937	-	1,749,937
Common shares issued for mineral property payments	100,000	549,000	-	549,000
Recognition of compensation expense on shares issued by CRS in 2002	-	148,000	-	148,000
Net change in contributed surplus (Note 7)	-	-	-	760,739
Net loss for the year ended December 31, 2004			(1,975,903)	(1,975,903)

Balance, December 31, 2004	15,093,809	24,476,047	(6,589,312)	20,166,276

Common shares issued for cash pursuant to private placement	1,000,000	5,459,371	-	5,459,371
Common shares issued on exercise of warrants	5,475,100	13,553,050	-	13,553,050
Fair value of warrants exercised	-	1,343,473	-	1,343,473
Common shares issued on exercise of options	112,533	288,790	-	288,790
Fair value of options exercised	-	128,040	-	128,040
Common shares issued for mineral property payments	200,000	1,882,000	-	1,882,000
Common shares issued in settlement of accounts payable	20,000	111,100	-	111,100
Common shares issued for employee remuneration	21,000	156,840	-	156,840
Recognition of compensation expense on shares issued by CRS in 2002	-	120,058	-	120,058
Tax cost recognized on issuance of flow-through shares (Note 12)	-	(760,060)		(760,060)
Reduction of capital as a result of the reorganization (Note 1)	-	(22,494,889)	-	(22,494,889)
Net change in contributed surplus (Note 7)	-	-	-	(739,425)
Net loss for the year ended December 31, 2005	-	-	(1,546,448)	(1,546,448)

Balance, December 31, 2005	21,922,442	$24,263,820	$(8,135,760)	$17,668,176

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

Regalito Copper Corp. (formerly Lumina Copper Corp.) (“Regalito” or the “Company”) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the development stage as it has not placed any of its mineral properties into production.

The Company was incorporated on October 3, 2001 and became active on May 23, 2003 pursuant to the acquisition of all of the outstanding securities of CRS Copper Resource Corp. (“CRS”).  Pursuant to a Securities Exchange Agreement, the Company issued 8,187,501 common shares and warrants to purchase an additional 5,657,500 common shares of the Company, exercisable at a price of $1.50 per share to May 23, 2005, to the security holders of CRS.  The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of the Company.

On May 19, 2005, Lumina Copper Corp. completed a reorganization, by way of a statutory plan of arrangement which resulted in the Company transferring its mineral resource assets amongst four separate companies:  Regalito, Northern Peru Copper Corp. (“Norco”), Global Copper Corp. (“Global”) and Lumina Resources Corp. (“Lumco”).   The results of operations and the cash flows for Norco, Global and Lumco are included in these consolidated financial statements to May 18, 2005.

The reorganization restructured Lumina Copper Corp, as follows:

•

The existing company was renamed Regalito Copper Corp. and holds the Regalito property.

•

Norco holds the Galeno and Pashap properties.

•

Global holds the Relincho, Vizcachitas, Taca Taca and San Jorge properties.

•

Lumco holds the Casino, Redstone and Hushamu properties.

Under the reorganization, shareholders of record at the close of trading on the day prior to the date of the reorganization received one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

As there had been no substantial changes in the beneficial ownership of the Company as a result of the reorganization, the consideration received for the transfer of the foregoing mineral properties and other related net assets was recorded by the Company at $22,494,889, which was the carrying cost of the vended net assets in the accounts of the Company on the date of the reorganization.

The Company received 20,917,442 common shares from each of the new companies created pursuant to the reorganization.  These shares were then distributed to the shareholders of the Company on a pro rata basis according to their ownership of common shares of the Company.

At December 31, 2005, the Company had working capital of $864,227.  The Company will require additional financing or outside participation to undertake further exploration and subsequent development of its mineral properties and to sustain the Company’s planned corporate and administrative expenses for the coming year. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN  (continued)

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition and option agreements that will require significant future outlays of cash to maintain the properties and options in good standing and to fulfil its contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 14.

As at December 31, 2005 these consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lumina Copper Chile SA.

Pursuant to the reorganization (Note 1), several other wholly-owned subsidiaries previously held by the Company were sold to the three new companies on May 19, 2005.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase.

(d)

Property and equipment

Property and equipment are stated at cost less accumulated amortization.  Amortization is provided on the declining balance basis on office equipment at 20% per annum and on computer equipment at 30% per annum.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Canadian GAAP as set out in the CICA Handbook defines mineral properties to be tangible assets. Recent standards for business combinations however, refer to mineral use rights as an example of contract-based intangibles without removing the definition that categorizes them as tangible assets. As disclosed above, the Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

The Company has determined that under Canadian GAAP it is not required to account for its contract based mining assets as intangible assets and therefore continues to account for them as tangible assets.  Although the Company believes its accounting policy for contract based mining assets is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be from 4 to 11 years.

(f)

Foreign currency translation

The Company considers the Canadian dollar its functional currency.  The Company’s subsidiaries are integrated foreign operations.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.  The net foreign currency gain or loss is included in the statement of operations.

(g)

Stock based compensation

The Company has a stock option plan as disclosed in Note 8.  The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-based compensation and other stock-based payments to account for grants under this plan.  As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stocks.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

(h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the period.  Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.  A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

(i)

Amounts per share

Amounts per share are calculated using the weighted average number of shares outstanding.  The Company uses the treasury stock method to calculate diluted earnings per share.  Diluted per share amounts are not presented as the effect of the exercise of all 1,050,000 (2004: 6,495,133) potentially dilutive securities is anti-dilutive.

(j)

Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(k)

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the agreement to issue the stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

(l)

Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor.  The proceeds received on the issue of such shares have been credited to capital stock.  Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

 (n)

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at December 31, 2005, the Company did not have any asset retirement obligations.

(o)

Comparative amounts

Certain amounts in the prior year have been reclassified to conform with the current year’s presentation.

3.

EQUIPMENT

2005
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 126,973	$ 25,072	$ 101,901

2004
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 78,138	$ 19,441	$ 58,697

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES

At December 31, 2004, the Company’s mineral properties were comprised of properties located in North and South America.  Pursuant to the reorganization (Note 1) on May 19, 2005, the Company sold nine of its properties and, as at December 31, 2005, its remaining mineral property is located in Chile.

	Chile	Peru	Argentina	Canada	Total

Balance, December 31, 2003	$ 3,266,845	$ 250,646	$ 952,469	$ 1,128,632	$ 5,598,592

Additions during year:
Property acquisition	1,503,557	655,009	549,000	271,253	2,978,819

Property exploration
Geological and assays	1,727,346	220,496	88,884	58,781	2,095,507
Drilling	4,442,652	16,800	-	-	4,459,452
Other exploration	446,427	178,220	150,379	6,383	781,409
Taxes and filing fees	1,310,705	45,394	19,744	35,093	1,410,936

Net additions during year	9,430,687	1,115,919	808,007	371,510	11,726,123

Balance, December 31, 2004	12,697,532	1,366,565	1,760,476	1,500,142	17,324,715

Additions during year:
Property acquisition	4,810,651	1,354,856	1,882,000	371,340	8,418,847

Property exploration
Geological and assays	2,400,329	85,388	62,910	204,047	2,752,674
Taxes and filing fees	623,377	9,349	-	9,513	642,239
Metallurgical	612,362	-	-	-	612,362
Other exploration	484,651	28,068	67,137	-	579,856
Travel and accommodation	233,926	20,077	2,322	866	257,191

Net additions during year	9,165,296	1,497,738	2,014,369	585,766	13,263,169

Properties sold pursuant to reorganization (Note 1)	(5,160,780)	(2,864,303)	(3,774,845)	(2,085,908)	(13,885,836)

Balance, December 31, 2005	$16,702,048	$ -	$ -	$ -	$16,702,048

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2003	$ 105,809	$3,106,086	$ 54,950	$ 3,266,845

Property acquisition	269,723	122	1,233,712	1,503,557

Property exploration
Geological and assays	1,554,074	31,977	141,295	1,727,346
Drilling	4,442,652	-	-	4,442,652
Other exploration	394,225	14,717	37,485	446,427
Taxes and filing fees	1,139,069	10,423	161,213	1,310,705

Additions during year	7,799,743	57,239	1,573,705	9,430,687

Balance, December 31, 2004	7,905,552	3,163,325	1,628,655	12,697,532

Property acquisition	4,785,317	16,024	9,310	4,810,651

Property exploration
Geological and assays	2,252,649	94,152	53,528	2,400,329
Metallurgical	612,362	-	-	612,362
Taxes and filing fees	465,963	13,575	143,839	623,377
Travel and accommodation	225,397	6,798	1,731	233,926
Other exploration	454,808	18,865	10,978	484,651

Additions during year	8,796,496	149,414	219,386	9,165,296

Properties sold pursuant to reorganization (Note 1)	-	(3,312,739)	(1,848,041)	(5,160,780)

Balance, December 31, 2005	$16,702,048	$ -	$ -	$16,702,048

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

(a)

Regalito Property

On October 16, 2003, the Company obtained the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make minimum cash payments aggregating  US $900,000 (US $25,000 paid in 2004, US $50,000 paid in 2005) over an 8 year period to October 16, 2011.

Should copper prices exceed $1 per pound for an entire calendar year at any time during the 8 year period (as it did during 2004 and 2005), the Company shall increase the minimum payment to US $200,000 in respect of that year.  After the 8th year of the agreement, should the price of copper exceed $1 per pound for any entire calendar year, the Company must pay advance payments of US $200,000 per year until the commencement of commercial production and thereafter, the Company must pay a net smelter royalty of 1% to 3% depending on the price of copper.

Upon achieving commercial production, should the royalty payment in the first calendar year exceed US $200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US $200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US $53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

Options to purchase mining concessions, surface and water rights:

(i)

On July 22, 2005 the Company was granted an option to purchase 90 mining exploitation concessions located 14 kilometres from the Regalito property for US $2,400,000 (US $100,000 paid) payable in stages to January 30, 2010.  The optionors retain a 1.5% net smelter royalty payable upon commencement of commercial production, which may be purchased for US $2,500,000.

(ii)

On October 13, 2005 the Company obtained the right to acquire 16,700 hectares of surface rights with corresponding water rights located on the Regalito property for US $2,095,000 (US $186,916 paid) payable in unequal annual instalments to May 31, 2010, plus interest at the rate of 5% per annum on the unpaid balance.  The Company may terminate the agreement at any time without penalty; payments made towards the purchase price to the date of termination will be retained by the owners.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

(iii)

On October 18, 2005 the Company obtained the right to acquire certain water and surface rights located 38 kilometres from the Regalito property for US $12,300,000 (US $1,500,000 paid) payable in unequal annual instalments to October 18, 2008.  The balance owing is subject to interest at the rate of Libor 360 days plus 2.9 points and is payable with each instalment.  The Company must also pay 50% of the capital gains taxes applicable to each payment corresponding to the water rights (the rate of tax currently being 17%).  The Company is responsible for installing the systems necessary for the extraction of water.  Should the volume yielded from the wells on the property be less than 239.5 litres per second, the balance of instalments remaining to be paid shall be subject to reduction, in proportion to the actual volume yield.  The Company may terminate the agreement at any time without penalty in which event the vendors will be entitled to retain all payments made by the Company to the date of termination.

(iv)

On October 18, 2005 the Company entered into an agreement to lease a portion of the surface rights to be acquired by the Company in (iii) above for lease payments of US $4,000 per annum receivable in arrears.  The Company has also granted an option to the lessee to purchase the leased surface rights for US $100,000 less any lease payments already received by the Company.  The option may be exercised by the lessee on or after October 18, 2006.

(v)

On October 26, 2005 the company entered into two agreements to acquire certain surface rights located on the Regalito property for US $1,913,700 (US $466,640 paid) payable in unequal annual instalments to October 31, 2008.  The balance owing is subject to interest at the rate of 5% per annum.  The Company may terminate this agreement at any time without penalty in which event the vendors are entitled to retain all payments received from the Company to the date of termination.

(vi)

On November 14, 2005 the company obtained the right to acquire water rights from two wells located approximately 70 kilometres from the Regalito property for US $5,675,000 (US $1,000,000 paid) payable in unequal annual instalments to November 14, 2007.  The agreement shall terminate should the Company not be able to obtain regulatory authorization to establish a system to allow for the capture of water in accordance with certain restrictions already existing on the water rights. Should the authorizations not be obtained within two years from the date of this agreement, this agreement shall be terminated with a maximum of US $1,000,000 of prior payments made being retained by the vendors.  The agreement may also be terminated by the Company at any time without penalty with the vendors retaining all payments received from the Company to the date of termination.  The vendors retain a mortgage on the water rights as security for the unpaid balance.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

The vendors also granted an option to the Company to acquire an additional 67.5 litres per second of water rights for US $1,575,000 payable in instalments over two years commencing upon registration of such water rights in the name of the Company.  The vendors have entered into an agreement with a third party to sell 15 litres per second of water from these optioned water rights.  Should the vendors not be able to fulfill this promise, the Company will be obligated to transfer this amount of water rights from the water rights obtained from the initial two wells acquired from the vendors.  Should this transaction occur, the price to acquire the two wells will be reduced by US $450,000.

Pursuant to the agreement to acquire water rights from the two wells, as disclosed above, the Company was granted certain easements by the owner of the property to enable the Company to occupy and construct those systems necessary for the obtainment of water from the wells in consideration of US $325,000.  Of this amount, US $200,000 has been paid and the remainder is payable by November 14, 2006.  The agreement may be terminated without penalty with the owner retaining the payment already made.

(vii)

On August 24, 2005 the Company retained the services of a consultant In order to assist the Company in acquiring certain of the water rights referred to above.  Consideration for the services are based on a total of US $12,500 per litre per second of water purchased payable in various stages commencing from the time the water rights are registered in the name of the Company through to the commencement of construction at the Regalito project, for a maximum term of four years.  During 2005, the Company paid fees of Cdn $228,306 pursuant to the terms under this agreement.

The aggregate minimum payments, net of tax, agreed to in connection with the Company’s Regalito Property are as follows:

	Note 4(a)	Note 4(a)(i)	Note 4(a)(ii)	Note 4(a)(iii)	Note 4(a)(v)	Note 4(a)(vi)	Note 4(a)(vi)
	Acquisition of property	July 22, 2005 option	October 13, 2005 acquisition of surface rights	October 18, 2005 acquisition of water rights	October 25, 2005 acquisition of surface rights	November 14, 2005 acquisition of water rights	November 14, 2005 easement agreement	Total minimum payments net of tax in connection with the Regalito Property

2005	$ 50,000	$100,000	$ 186,916	$1,500,000	$ 466,640	$1,000,000	$200,000	$3,503,556	(paid)
2006	75,000	100,000	225,000	4,300,000	487,060	2,275,000	125,000	7,587,060
2007	100,000	200,000	315,000	3,300,000	480,000	2,400,000	-	6,795,000
2008	125,000	300,000	380,000	3,200,000	480,000	-	-	4,485,000
2009	150,000	400,000	450,000	-	-	-	-	1,000,000
2010	175,000	1,300,000	538,084	-	-	-	-	2,013,084
2011	200,000	-	-	-	-	-	-	200,000

	$875,000	$2,400,000	$2,095,000	$12,300,000	$1,913,700	$5,675,000	$325,000	$25,583,700

(b)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.  Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which consists of 19 exploration concessions, located in the 4th region of Chile.

The Vizcachitas property was sold to Global pursuant to the reorganization (Note 1).

(c)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company obtained an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US $6,000,000 payable in stages to January 9, 2007 (US $1,000,000 paid in 2004).  Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

The Relincho property was sold to Global pursuant to the reorganization (Note 1).

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2003	$ 182,409	$ 68,237	$ 250,646

Property acquisition	655,009	-	655,009

Property exploration
Geological and assays	123,155	97,341	220,496
Drilling	16,800	-	16,800
Other exploration	158,304	19,916	178,220
Taxes and filing fees	31,309	14,085	45,394

Additions during year	984,577	131,342	1,115,919

Balance, December 31, 2004	1,166,986	199,579	1,366,565

Property acquisition	1,354,856	-	1,354,856

Property exploration
Geological and assays	84,904	484	85,388
Taxes and filing fees	9,349	-	9,349
Travel and accommodation	20,077	-	20,077
Other exploration	28,068	-	28,068

Additions during year	1,497,254	484	1,497,738

Properties sold pursuant to reorganization (Note 1)	(2,664,240)	(200,063)	(2,864,303)

Balance, December 31, 2005	$ -	$ -	$ -

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

(d)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 (US $480,000 paid) in cash payments, payable in stages until April 25, 2007.   Should the option be exercised, a further US $1,800,000 would be payable in stages until  one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  Consideration for the acquisition was US $300,000 (paid).

The Galeno property was sold to Norco pursuant to the reorganization (Note 1).

(e)

Pashpap Property

The Company held a 100% interest in 8 copper concessions located in northern Peru.  The Pashpap property was sold to Norco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2003	$ 506,971	$ 445,498	$ 952,469

Property acquisition	549,000	-	549,000

Property exploration
Geological and assays	67,479	21,405	88,884
Other exploration	56,243	94,136	150,379
Taxes and filing fees	19,744	-	19,744

Additions during year	692,466	115,541	808,007

Balance, December 31, 2004	1,199,437	561,039	1,760,476

Property acquisition	1,882,000	-	1,882,000

Property exploration
Geological and assays	27,010	35,900	62,910
Other exploration	31,559	35,578	67,137
Travel and accommodation	681	1,641	2,322

Additions during year	1,941,250	73,119	2,014,369

Properties sold pursuant to reorganization (Note 1)	(3,140,687)	(634,158)	(3,774,895)

Balance, December 31, 2005	$ -	$ -	$ -

(f)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA (“Corriente”).  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company’s shares on the first anniversary of the agreement date (paid and issued during 2003);

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

(iii)

100,000 of the Company’s shares on the second and third anniversaries of the agreement date (100,000 shares valued at $549,000 issued in 2004 and 100,000 shares valued at $922,000 issued in 2005);

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

The requisition has been accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

Pursuant to an amending agreement dated March 22, 2005, the Company satisfied the requirements to pay the US $100,000 and US $1,000,000 on the fourth and fifth anniversaries of the agreement date, respectively, with the issuance of 100,000 common shares valued at $960,000.  The purchase of Corriente was completed in full upon the issuance of these shares on March 21, 2005.

The Taca Taca property was sold to Global pursuant to the reorganization (Note 1).

(g)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. (“San Jorge”), a company incorporated under the laws of Argentina, in consideration of a cash payment of US $200,000 (paid in 2003) and issuing common shares of the Company valued at US $100,000 (81,875 shares issued in 2003).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining claims (444.6 hectares) located in the Las Heras Department of the Province of Mendoza, Argentina.

The San Jorge property was sold to Global pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES (continued)

Canada

	Casino	Redstone	Hushamu	Total

Balance, December 31, 2003	172,452	796,545	159,635	1,128,632

Property acquisition	271,253	-	-	271,253

Property exploration
Geological and assays	3,759	699	54,323	58,781
Other exploration	-	28	6,355	6,383
Taxes and filing fees	100	27,980	7,013	35,093

Additions during year	275,112	28,707	67,691	371,510

Balance, December 31, 2004	447,564	825,252	227,326	1,500,142

Property acquisition	351,340	-	20,000	371,340

Property exploration
Geological and assays	671	5,669	197,707	204,047
Taxes and filing fees	1,680	-	7,833	9,513
Travel and accommodation	109	-	757	866

Additions during year	353,800	5,669	226,297	585,766

Properties sold pursuant to reorganization (Note 1)	(801,364)	(830,921)	(453,623)	(2,085,908)

Balance, December 31, 2005	$ -	$ -	$ -	$ -

(h)

Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

4.

MINERAL PROPERTIES  (continued)

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 during 2003);

(iii)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $5.80 per share on or before May 21, 2006 (issued at an ascribed fair value of $271,253 on May 21, 2004); and

(iv)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $9.22 per share on or before March 14, 2007 (issued at an ascribed fair value of $351,340 on March 14, 2005).

The Casino property was sold to Lumco pursuant to the reorganization (Note 1).

(i)

Redstone Property

The Company owns a 100% interest in the Redstone Property which consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

The Redstone property was sold to Lumco pursuant to the reorganization (Note 1).

(j)

Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of  144 mineral claims located on northern Vancouver Island, British Columbia.

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period.  Should a production decision be made, an additional $800,000, payable in cash or in shares of the Company, will be paid to the optionor.  The mineral claims comprise 14,600 hectares surrounding the Company’s Hushamu Property.

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company’s right to terminate such activities should such right conflict with the Company’s plans for the property.

The Hushamu property was sold to Lumco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

5.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $65,754 (2004 - $181,700, 2003 - $125,000) for management and geological consulting services to a director and a company controlled by a director.  As at December 31, 2005 accrued liabilities include $5,675 (2004 - $56,700, 2003 - nil) of these fees.

(b)

The Company shares office and administrative services on a pro-rata basis commencing on May 19, 2005 with four other companies with certain directors in common.  The Company’s share of these expenses is included in office and administrative expenses.  These expenses include $21,897 (2004 - nil, 2003 - nil) for rental of office premises. Included in receivables is an aggregate of $59,787 owed by these companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

6.

SHARE CAPITAL

 (a)

Authorized

Pursuant to the reorganization, the Company’s authorized share capital was amended from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Prior to the reorganization, the Company’s authorized share capital had included 100,000,000 preference shares without par value.  No preference shares had been issued.  Pursuant to the reorganization, the Company’s authorized share structure was amended to cancel the preference shares.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

6.

SHARE CAPITAL  (continued)

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, December 31, 2003	11,371,451	$11,742,794

Issued for cash:
Private placements, net of issue costs (Note 6(c)(i) and (ii))	2,380,200	10,125,372
Exercise of warrants (Note 9)	1,166,625	1,749,937

Issued for cash and other consideration
Exercise of options (Note 8)
- for cash	75,533	120,800
- fair value of options exercised	-	40,144

Issued for mineral property (Note 4(f)(iii))	100,000	549,000
Recognition of compensation expense (Note 6(e))	-	148,000

Balance, December 31, 2004	15,093,809	24,476,047

Issued for cash
- private placement	1,000,000	5,459,371

Issued for cash and other consideration:
Exercise of warrants (Note 9)
- for cash	5,475,100	13,553,050
- fair value of warrants exercised	-	1,343,473

Exercise of options (Note 8)
- for cash	112,533	288,790
- fair value of options exercised	-	128,040

Issued for mineral property (Note 4(f))	200,000	1,882,000

Issued in settlement of accounts payable	20,000	111,100

Issued for employee remuneration	21,000	156,840

Recognition of compensation expense (Note 6(e)(i))	-	120,058

Tax cost recognized on issuance of flow-through shares (Note 12)	-	(760,060)

Reduction of capital as a result of the reorganization (Note 1)	-	(22,494,889)

Balance, December 31, 2005	21,922,442	$24,263,820

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

6.

SHARE CAPITAL  (continued)

(c)

Private Placements

(i)

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,152,153, net of agent’s fees and other issue costs in the amount of $476,197.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.

(ii)

In December, 2004 the Company completed a private placement and issued 350,000 flow-through common shares at a price of $6.10 per share for proceeds of $1,973,219, net of agent’s commissions, fees and other issue costs in the amount of $161,781.

(iii)

In September, 2005 the Company completed a private placement and issued 1,000,000 common shares at a price of US $3.60 per share for proceeds of $5,459,371.

(d)

Shares held in escrow

(i) Issued into escrow on reverse take-over on May 23, 2003 to be released in four instalments of 1,422,000 each, in six month intervals commencing May 23, 2003.	5,688,001

(ii) Issued into escrow under a Voluntary Pooling Agreement in November, 2002. One-third of these shares are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.	600,000

(iii) Released from escrow - during 2003 - during 2004 - during 2005	(3,044,001) (3,044,000) (200,000)

Shares held in escrow at December 31, 2005	-

As at December 31, 2005, there were no (2004 – 200,000) shares held in escrow.

(e)

Compensation Expense

In November, 2002 CRS Copper Resources Corp., a subsidiary that was sold to Lumco pursuant to the reorganization (Note 1), issued 600,000 units for services to be rendered after issuance.  One-third of these 600,000 units were to be released on each anniversary assuming the recipient shareholders continued to be employed by the Company.  As at December 31, 2005 there were no (2004: 200,000) units remaining in escrow.  Compensation expense related to these units, in the amount of $148,000 per annum, was recognized evenly over the period that they were held in escrow under a Voluntary Pooling Agreement.  For the period January 1, 2005 to December 31, 2005, a total of $120,058 (2004 - $148,000, 2003 - $148,000) was recorded as compensation expense.

During 2005, the Company also issued 21,000 common shares valued at $156,840 to an officer of the Company as a bonus.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

6.

SHARE CAPITAL  (continued)

		Compensation Expense
	Common Shares or
	Units	2005	2004	2003

(i) Issued for services to be rendered after issuance. The compensation expense related to the issuance of these units is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 6(d)(ii)	600,000	$ 120,058	$ 148,000	$ 148,000

(ii) Compensation expense related to options issued (Note 8(b))	-	380,747	529,630	434,387

(iii) Issued for employee remuneration (Note 6(e))	21,000	156,840	-	-

		$ 657,645	$ 677,630	$ 582,387

7.

CONTRIBUTED SURPLUS

	2005	2004

Balance at beginning of year	$2,279,541	$1,518,802

Changes during year:
Fair value of vested and unexercised stock options (Note 8(b))	380,748	489,486
Fair value of options exercised	(128,040)	-
Fair value of warrants issued (Note 9)	351,340	271,253
Fair value of warrants exercised	(1,343,473)	-

Net change during year	(739,425)	760,739

Balance at end of year	$1,540,116	$2,279,541

8.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

8.

STOCK OPTIONS  (continued)

Summary of the Company’s stock options as at December 31, 2005 and 2004 and changes during the years then ended is as follows:

	2005		2004
	Number of Shares	Weighed Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	1,012,533	$3.40	823,066	$2.06

Granted	100,000	6.05	265,000	7.02
Exercised	(112,533)	2.58	(75,533)	1.60
Cancelled	(50,000)	8.29	-	-

Outstanding at end of year	950,000	$3.37	1,012,533	$3.40

At December 31, 2005, the Company has outstanding stock options to purchase an aggregate 950,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$1.57 (1)	450,000	$1.57
25,000	August 8, 2008	1.52 (1)	25,000	1.52
150,000	October 17, 2008	3.04 (1)	150,000	3.04
25,000	December 17, 2008	3.80 (1)	25,000	3.80
100,000	April 20, 2009	7.88 (1)	25,000	7.88
100,000	December 2, 2009	5.17 (1)	85,000	5.17
20,000	January 27, 2010	5.39 (1)	10,000	5.39
80,000	June 17, 2010	6.22	26,500	6.22

950,000		$3.37	796,500	$2.70

(1)

Pursuant to anti-dilution provisions of options outstanding on the date of reorganization (Note 1), the holders of these options were granted options to purchase an equal number of common shares in each of the three new companies formed under the reorganization.  The original exercise prices and fair values of those options were allocated amongst the four companies as follows:  95.1%, to Regalito options, 0.8% to Lumco options, 0.7% to Norco options and 3.4% to Global options.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

8.

STOCK OPTIONS  (continued)

(b)

Fair Value of Stock Options

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, December 31, 2003	823,066	$405,007	$436,097

Granted	265,000	551,747	298,173
Vested	-	(231,457)	231,457
Exercised	(75,533)	-	(40,144)

Net change during year	189,467	320,290	489,486

Unexercised options, December 31, 2004	1,012,533	725,297	925,583

Granted	100,000	158,175	90,253
Vested	-	(290,494)	290,494
Exercised	(112,533)	-	(128,040)
Cancelled	(50,000)	(95,975)	(95,975)
Adjustment pursuant to reorganization (Note 8(a)(1))	-	(30,837)	(37,792)

Net change during year	(62,533)	(259,131)	(118,940)

Unexercised options, December 31, 2005	950,000	$466,166	$1,044,523

The fair value used to calculate the compensation expense related to the stock options issued to employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004

Weighted average:
Risk-free interest rate	3.04%	3.04%
Expected dividend yield	-	-
Expected stock price volatility	93%	90%
Expected option life in years	2	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

9.

WARRANTS

The following summarizes warrant activity during 2005 and 2004:

	Number of
	Warrants	Fair Value

Balance, December 31, 2003	5,534,125	$1,072,220

Issued in private placement (Note 6(c)(i))	1,015,100	-
Issued on acquisition of Casino Property option (Note 4(h)(iii))	100,000	271,253
Warrants exercised during the year	(1,166,625)	-

Net change during year	(51,525)	271,253

Balance, December 31, 2004	5,482,600	1,343,473

Issued on acquisition of Casino Property option (Note 4(h)(iv))	100,000	351,340
Warrants exercised during the year	(5,475,100)	(1,343,473)
Warrants expired during the year	(7,500)	-

Net change during year	(5,382,600)	(992,133)

Balance, December 31, 2005	100,000	$351,340

The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004

Weighted average:
Risk-free interest rate	3.01%	2.89%
Expected dividend yield	-	-
Expected stock price volatility	71%	85%
Expected warrant life in years	2	2

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

9.

WARRANTS  (continued)

At December 31, 2005, the Company has outstanding warrants to purchase an aggregate 100,000 common shares of LCC as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired/ Cancelled	Outstanding at December 31, 2005

$1.50	May 23, 2005	3,567,500	-	(3,560,000)	(7,500)	-
$1.50	May 23, 2005	300,000	-	(300,000)	-	-
$3.20	December 19, 2007	500,000	-	(500,000)	-	-
$5.50	March 17, 2005 (1)	1,015,100	-	(1,015,100)	-	-
$5.80	May 21, 2006	100,000	-	(100,000)	-	-
$9.22	March 14, 2007	-	100,000	-	-	100,000	(2)(3)

		5,482,600	100,000	(5,475,100)	(7,500)	100,000

(1)

On February 17, 2005, the expiry period of these warrants was shortened from January 8, 2006 to March 17, 2005 pursuant to a provision entitling the Company, upon giving notice, to reduce the exercise period should the closing price of the Company’s common shares be at least $7.00 per share for ten consecutive days.

(2)

Pursuant to the reorganization (Note 1), these warrants are exercisable to acquire up to 100,000 common shares of each of the Company, Lumco, Norco and Global.  Should the warrants be exercised, the exercise price of $9.22 per share will be allocated to each of the four companies as follows: $8.78 to the Company. $0.07 to Lumco, $0.06 to Norco and $0.31 to Global.  The warrants are exercisable only upon exercising the warrants with the Company and are not exercisable to acquire common shares of each of the four companies separately.

(3)

Subsequent to the year end, on February 14, 2006, the Company arranged for the cancellation of these warrants and their replacement with warrants for the purchase of 100,000 common shares of each of Lumco, Norco and Global, exercisable at the prices as indicated in (2) above.  Should the shares of the Company be purchased by a third party pursuant to a takeover bid or similar acquisition for an amount greater than $8.78 per share, the Company would pay to the warrant holder the difference between such price per share and $8.78 per share for 100,000 shares.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	Cumulative Period from Inception to December 31, 2005	2005	2004	2003

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$ 1,694,813	$ 351,340	$ 271,253	$1,072,220
Common shares issued for mineral property payments	4,857,000	1,882,000	549,000	2,426,000

Common shares issued in settlement of accounts payable	111,100	111,100	-	-

Common shares issued for employee remuneration	156,840	156,840	-	-

Shares issued for subscriptions receivable	600,000	-	-	-
			-
Shares and warrants issued in reverse takeover	333,780	-	-	333,780

Options assumed in reverse takeover	20,000	-	-	20,000

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

11.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 4, and certain equipment with a net book value of $73,954 located in Chile.

The Company operates in two geographical segments:  Canada and South America.  Corporate administrative activities are conducted from Canada.  The income and expenses for the years ended December 31, 2005, 2004 and 2003 and the assets at the end of those years identifiable to these segments are as follows:

	Canada	South America	Total
Year ended December 31, 2005
Interest income			$80,235
Corporate expenses			(2,386,743)
Future income tax recovery			760,060
Net loss for the year			$(1,546,448)

Mineral exploration segment assets	$-	$16,702,048	$16,702,048
Corporate assets			1,614,831

Total assets			$18,316,879

	Canada	South America	Total
Year ended December 31, 2004
Interest income			$80,226
Corporate expenses			(2,056,129)
Net loss for the year			$(1,975,903)

Mineral exploration segment assets	$1,500,142	$15,824,573	$17,324,715
Corporate assets			3,345,664

Total assets			$20,670,379

	Canada	South America	Total
Year ended December 31, 2003
Mineral property costs written off	$(49,491)	$-	$(49,491)
Geographical segment loss	$(49,491)	$-	(49,491)

Interest income			46,141
Corporate expenses			(1,253,224)
Net loss for the year			$(1,256,574)

Mineral exploration segment assets	1,128,632	4,469,960	$5,598,592
Corporate assets			3,564,002

Total assets			$9,162,594

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

12.

INCOME TAX

As at December 31, 2005, the Company has non-capital losses of approximately $3,542,200 which may be applied against future income for income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2015	$1,470,300
2014	1,455,300
2010	616,600

	$3,542,200	(1)

(1)

Losses from years prior to 2005 have been reduced by the amount of non-capital losses held by certain Canadian subsidiaries which were sold pursuant to the reorganization.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

	34.87%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$ 539,246	$ 703,817	$472,507
Foreign tax rates different from statutory rate	1,907	(14,902)	(440)
Stock based compensation	(229,321)	(241,372)	(219,094)
Other differences	46,166	63,245	(30,252)
Future income tax recovery on renounced exploration expenditures	(760,060)	-	-
Unrecognized tax losses	(357,998)	(510,788)	(222,721)

	$ (760,060)	$ -	$ -

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.   Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004	2003

Future income tax assets
Temporary differences in property and equipment	$10,632	$5,248	$100,412
Net tax losses carried forward	1,352,926	928,240	341,406

	1,363,558	933,488	441,418
Valuation allowance for future income tax assets	(1,054,120)	(933,488)	(441,418)

Net future income tax assets	309,438	-	-
Future income tax liability
Temporary differences in mineral properties	(309,438)	-	-

Future income tax assets, net	$-	$-	$-

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

12.

INCOME TAX  (continued)

Flow-through expenditures

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  In December, 2004 the Company raised $2,135,000 from the issuance of flow-through shares.  The proceeds were to be expended in 2005 on the Hushamu and Redstone properties, which were sold to Lumco pursuant to the reorganization (Note 1).  The proceeds from the flow-through funds were transferred to Lumco. As at December 31, 2005, all of the funds had been spent on qualified mineral exploration expenditures.

The Company renounced $2,135,000 of its mineral expenditures to flow-through shareholders in 2005.  The resultant loss of future income tax assets, which is treated as a cost of issuing flow-through shares, gives rise to a future tax liability in the amount of $760,060.  This liability has been offset by the Company’s recognition of future income tax assets that have been previously written-down by a valuation allowance.

13.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, and payables and accruals.  The fair value of all financial instruments approximates their recorded amounts.

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”), as described below.

(a)

Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed when incurred until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.   As a result of this reporting difference, the Company’s mineral properties would be $11,627,753 (2004: $9,216,837) less under U.S. GAAP and the Company’s loss for the year $14,011,170 (2004:  $8,747,304, 2003:  $969,533) higher.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

(b)

Change in accounting policy

During the second quarter of 2004, the Company changed its accounting policy, prospectively from April 1, 2004, with respect to mineral use rights to reclassify them from intangible to tangible assets.  This change was made as a result of deliberations by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets (EITF 04-02).  Prior to this change in accounting policy, the Company had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, the Company has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment.  If this change had been adopted retroactively January 1, 2003, it would have decreased the Company’s U.S. GAAP net loss for 2003 by $200,110 (2002: $37,875).

(c)

Gain on sale of mineral properties

As exploration expenses have been capitalized under Canadian GAAP and expensed under U.S. GAAP, and since the reorganization referred to in Note 1 resulted in the Company transferring its mineral properties to related companies at their Canadian GAAP carrying value, under U.S. GAAP, the Company has reported a gain on this transaction equal to the exploration expenditures capitalized under Canadian GAAP.

(d)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002 to 2005 inclusive and for the period from inception on October 3, 2001 to December 31, 2001.

(e)

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Canadian GAAP treatment of flow-through shares changed during 2004.  Before March 2004, the funds received through the issuance of flow-through shares were recorded as share capital.  Once the qualifying expenditures were made, the carrying values of both the unproven mineral property and the share capital were reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate.  As the Company’s effective tax rate was 0% for 2004, 2003 and 2002, and because the Company did not issue any flow-through shares before March, 2004, no adjustment of this nature was required.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors be recognized upon renunciation.  Any draw down of previously unrecognized future tax assets from tax losses utilized to offset such future income tax liability should be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

Canadian GAAP does not require a separate allocation of the amount of funds received by the Company attributable to the flow-through feature at the time of issue.  Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows.  Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded.  Also notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

Consolidated Balance Sheets	December 31, 2005	December 31, 2004
Assets under Canadian GAAP	$18,316,879	$20,670,379
Amortization of mineral interests under U.S. GAAP	(201)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(11,627,753)	(9,216,837)

Assets under U.S. GAAP	$6,688,925	$11,215,557

Liabilities under Canadian GAAP	$648,703	$504,103
Flow-through income tax liability	-	272,450

Liabilities under U.S. GAAP	$648,703	$776,553

Shareholders’ equity, under Canadian GAAP	$17,668,176	$20,166,276
Amortization of mineral interests under U.S. GAAP	(201)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(11,627,753)	(9,216,837)
Flow-through income tax liability	-	(272,450)

Shareholders’ equity, under U.S. GAAP	$6,040,222	$10,439,004

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Consolidated Statements Of Operations	For the Period from Inception (October 3, 2001) to December 31, 2005	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Loss for the period, under Canadian GAAP	$(8,135,760)	$(1,546,448)	$(1,975,903)	$(1,256,574)
(Amortization) Recovery of mineral interests under U.S. GAAP	(201)	237,784	-	(200,110)
Recognition of deferred tax recovery	(272,450)	(272,450)	-	-
Mineral exploration costs expensed under U.S. GAAP	(13,228,016)	(4,011,179)	(8,747,304)	(469,533)
Gain on sale of mineral properties	1,600,263	1,600,263	-	-

Loss for the period, under U.S. GAAP	$(20,036,164)	$(3,992,030)	$(10,723,207)	$(1,926,217)

Consolidated Statements Of Cash Flows	For the Period from Inception (October 3, 2001) to December 31, 2005	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Cash flows used in operating activities, under Canadian GAAP	$(3,671,992)	$(1,982,515)	$(1,128,284)	$(564,425)
Increased loss due to mineral exploration costs expensed under U.S. GAAP	(13,228,016)	(4,011,179)	(8,747,304)	(469,533)
Reclassification of funds to be expended on mineral exploration	(2,135,000)	-	(2,135,000)	-

Cash flows used in operating activities, under U.S. GAAP	$(19,035,008)	$(5,993,694)	$(12,010,588)	$(1,033,958)

Cash flows from financing activities, under Canadian and U.S. GAAP	$36,110,063	$19,301,211	$11,613,771	$2,482,455

Cash flows used in investing activities, under Canadian GAAP	$(30,999,412)	$(17,036,257)	$(12,862,821)	$(728,272)
Mineral exploration costs expensed under U.S. GAAP	13,228,016	4,011,179	8,747,304	469,533
Funds to be expended on mineral exploration	2,135,000	-	2,135,000	-

Cash flows used in investing activities, under U.S. GAAP	$(15,636,396)	$(13,025,078)	$(1,980,517)	$(258,739)

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets:  Impairment and Business Combinations”.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141, Business Combinations, and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.  The adoption of EITF 04-3 had no impact on the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement  of Cash Flows.  Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123.  However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro forma disclosure is no longer an alternative.  As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

In June 2004, the FASB issued an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”).  This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143 and is effective no later than the end of fiscal 2005.  The Company has determined that this interpretation, and the adoption of SFAS No. 143, do not have a material impact on the Company’s condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 153.  This statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement will be effective for the Company’s 2006 fiscal year.  Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued.  Management believes this statement will have no impact on the financial statements of the Company once adopted.

REGALITO COPPER CORP.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

14.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”.  The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins”.  EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment.  The Company believes this statement will have no impact on the financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinions No. 20 and FASB Statement No. 3” (“SFAS 154”).  SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

15.

SUBSEQUENT EVENT

On March 13, 2006 the Company entered into an agreement with Pan Pacific Copper Co., Ltd. (“PPC”) under which PPC has agreed to make a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash.  The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

The Offer is expected to be open for acceptance for 45 calendar days from the delivery date of the offering documents to the Company’s shareholders, which time period may be extended by PPC, subject to certain terms and conditions.

In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of 3% of the maximum cash value of the Offer in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non-completion.

During fiscal 2005, the Company had retained two financial advisors with respect to exploring the possible sale of the Company.  Pursuant to agreements entered into with these advisors, fees in the aggregate of US $1,950,000 will be payable upon consummation of the Offer.